UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Industrias Bachoco S.A.B. de C.V.

(Name of Subject Company)

Industrias Bachoco S.A.B. de C.V.

(Name of Persons Filing Statement)

Series B Shares, without par value

(Title of Class of Securities)

MX01BA1D0003*

(CUSIP Number of Class of Securities)

*The Series B Shares are listed on the Mexican Stock Exchange and the ISIN identifier is MX01BA1D0003

American Depositary Shares, each representing twelve Series B Shares

(Title of Class of Securities)

456463108

(CUSIP Number of Class of Securities)

Daniel Salazar Ferrer

Chief Financial Officer

Industrias Bachoco S.A.B. de C.V.

Avenida Tecnológico No. 401

Ciudad Industrial C.P. 38010

Celaya, Guanajuato, Mexico

Telephone: (+52-461-618-3555)

Facsimile: (+52-461-611-6502)

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or the “Company”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with the all cash tender offer made in the United States (the “U.S. Offer”) by Edificio del Noroeste, S.A. de C.V. (the “Offeror”), a private corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States and owned and controlled by members of the Robinson Bours Family, pursuant to an offer to purchase (as it may be amended or supplemented from time to time, the “U.S. Offer to Purchase”):

(1)  any and all issued and outstanding Series B shares, without par value, of Bachoco (the “Series B Shares”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which defines a U.S. holder as “any security holder resident in the United States”); and

(2)   any and all issued and outstanding American Depositary Shares (each of which represents twelve Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), held by holders, wherever located (in each case, excluding Shares owned directly or indirectly by the Robinson Bours Family, the Offeror and their respective affiliates and Shares held in treasury by Bachoco (such excluded Shares, collectively, the “Excluded Shares”), for Ps.81.66 in cash per Series B Share and Ps.979.92 in cash per ADS (together, the “U.S. Offer Price”), without interest and less (i) any applicable brokerage fees and commissions, (ii) any applicable foreign exchange conversion expenses with respect to the conversion of Mexican pesos to U.S. dollars (in the case of the ADSs), and (iii) applicable withholding taxes, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and other related materials, including the acceptance for Series B Shares (the “Acceptance for Series B Shares”) and letter of transmittal for ADSs (the “ADS Letter of Transmittal”).

The ADSs have been issued under a facility created pursuant to the deposit agreement by and among the Company, The Bank of New York Mellon, acting as depositary (the “ADR Depositary”), and all holders from time to time of American depositary receipts evidencing ADSs (“ADRs”) issued thereunder (such deposit agreement, as amended from time to time, the “Deposit Agreement”). The U.S. Offer Price for the ADSs accepted for payment pursuant to the U.S. Offer will be paid to holders of ADSs in U.S. dollars and will be distributed, less the amount of any fees, expenses and withholding taxes that may be applicable (including expenses related to the foreign exchange conversion), to such holders. The Offeror has appointed Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex (“Citibanamex”) to effect the conversion of the amounts payable to holders of ADSs pursuant to the U.S. Offer from Mexican pesos into U.S. dollars. The U.S. Offer Price paid to holders of ADSs will be converted by Citibanamex based on the Mexican peso/U.S. dollar exchange rate obtainable by Citibanamex on the spot market in Mexico City, Mexico on the third (3rd) trading day after the Expiration Date (as defined below). On the same trading day as, and following, such conversion, the converted amounts will be deposited by Citibanamex with Citibank N.A., which has been appointed by the Offeror to act as tender agent for the U.S. Offer (the “Tender Agent”), for payment to holders of ADS on the Payment Date (as defined herein). All payments to tendering holders of ADSs pursuant to the U.S. Offer will be rounded to the nearest whole U.S. cent.

The procedures for tendering Shares in the U.S. Offer will differ depending on whether you hold Series B Shares or ADSs and, if you hold ADSs, whether you hold your ADSs directly or through an intermediary. You should follow the applicable instructions set forth under “The U.S. Offer — Section 3. Procedures for Tendering into the U.S. Offer” of the U.S. Offer to Purchase.

The Offeror is making a concurrent all cash tender offer directed to non-U.S. holders of Series B Shares (the “Mexican Offer,” and together with the U.S. Offer, the “Offers”). The Mexican Offer is not directed to any U.S. holders of Series B Shares or any holders of ADSs. Non-U.S. holders of Series B Shares will not be permitted to tender their Series B Shares in the U.S. Offer. ADSs may only be tendered in the U.S. Offer and may not be tendered in the Mexican Offer. The price offered for Series B Shares in the Mexican Offer is the same price, on a per Series B Share basis, as the U.S. Offer Price, but will be payable in Mexican pesos under the terms described in the offering documents relating to the Mexican Offer.

Holders tendering in the U.S. Offer will have withdrawal rights until the Expiration Date, unless withdrawal rights are required to be reinstated in accordance with applicable law. See “The U.S. Offer — Section 2. Acceptance for Payment and Payment for Shares” and “— Section 4. Withdrawal Rights” of the U.S. Offer to Purchase.

The obligation of the Offeror to accept for payment and pay for Series B Shares held by U.S. holders and ADSs held by all holders, in each case validly tendered (and not properly withdrawn) in the U.S. Offer is subject to the satisfaction or waiver of certain conditions. See “The U.S. Offer — Section 11. Conditions to the U.S. Offer” of the U.S. Offer to Purchase (the “U.S. Offer Conditions”). The Offeror has expressly reserved the right to amend or waive any U.S. Offer Conditions, in whole or in part and from time to time, in its sole discretion, subject to applicable law. The U.S. Offer is not subject to any financing or minimum tender conditions.

The purpose of the Offers is for the Offeror to acquire as many Shares as possible. In the event that the Offeror does not acquire all of the outstanding Shares, the Offeror may, at its election, in accordance with the applicable provisions of Rule 14d-11 under the Exchange Act, purchase, at the same price (in Ps.) of the U.S. Offer, any Shares that remain outstanding following the Expiration Date. For further information, see “The U.S. Offer — Section 1. The U.S. Offer — Terms of the U.S. Offer” of the U.S. Offer to Purchase. Any reference to the U.S. Offer or the offer period in the U.S. Offer to Purchase would also include a reference to any such subsequent offering period, if applicable.

The U.S. Offer to Purchase, the Acceptance for Series B Shares, the ADS Letter of Transmittal and other relevant materials will be mailed by the Offeror to (i) the record holders of ADSs whose names appear on the list of record holders of ADSs maintained by the ADR Depositary, and the security position listing of The Depository Trust Company (“DTC”), as the book-entry transfer facility for ADSs, and (ii) any U.S. holder of Series B Shares whose names appear on any available security position listing of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), and will also be furnished, for subsequent transmittal to the beneficial owners of ADSs and the beneficial owners of Series B Shares that are U.S. holders, to brokers or other securities intermediaries and similar persons whose names, or the names of whose nominees, appear on shareholder lists or, if applicable, who are listed as participants in the security position listing of DTC or Indeval, as applicable. The Offeror will also mail the U.S. Offer to Purchase, the Acceptance for Series B Shares, the ADS Letter of Transmittal and other relevant materials to any registered or beneficial owners of ADSs, and any registered or beneficial owners of Series B Shares that are U.S. holders, that request a copy of the U.S. Offer materials.

The Offeror intends to conduct the U.S. Offer in compliance with the applicable regulatory requirements in the United States, including the applicable requirements of Regulations 14D and 14E under the Exchange Act. The Offeror is relying on the “Tier II” exemption under the Exchange Act in respect of the U.S. Offer. The “Tier II” exemption provides partial relief from the applicability of Exchange Act rules governing third party tender offers involving the securities of a foreign private issuer if greater than 10% but no more than 40% of the subject class of securities are held by U.S. holders. In determining that the “Tier II” exemption applies to the U.S. Offer, the Offeror has determined the percentage of outstanding shares held by U.S. holders in accordance with Instruction 2 to Rules 14d-1(c) and (d) under the Exchange Act.

The Company is a Mexican publicly listed company and Mexican law governs the duties and obligations of the Company’s board of directors (the “Board”). Under Mexican law, within ten Mexican business days after the commencement date of the Mexican Offer, the board of directors of the Company is required to prepare and disclose, with the prior opinion of the competent committee of the Board, (i) an opinion on the price of the Mexican Offer, (ii) any conflicts of interests which each of the board members may have in connection with the Mexican Offer, and (iii) if any member of the Board or the chief executive officer of the Company will tender his or her Series B Shares as part of the Mexican Offer. The Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or “CNBV”) may require the Offeror to extend the term of the Mexican Offer or reduce the time within which the Company’s board of directors must disclose the opinion described in (i) above, which may also be accompanied by a fairness opinion issued by a financial advisor. In addition, under U.S. law, within ten business days after the commencement date of the U.S. Offer, the Company is required to file with the Securities and Exchange Commission (the “SEC”) and distribute to its shareholders this Statement stating whether it recommends in favor of the U.S. Offer, recommends against the U.S. Offer, expresses no position and remains neutral in connection with the U.S. Offer or expresses that it is unable to take a position regarding the U.S. Offer. In each case the Company’s Board is required to explain the reasons for its position.

The U.S. Offer commenced on October 6, 2022 and will expire at 5:00 p.m., New York City time, on November 4, 2022 (as it may be extended as set forth in the U.S. Offer to Purchase but not including any subsequent offering period in accordance with Rule 14d-11 promulgated under the Exchange Act, if applicable, the “Expiration Date”). The Mexican Offer also commenced on October 6, 2022 and will expire at 5:00 p.m., New York City time, on November 4, 2022

The information set forth in the U.S Offer to Purchase, the Form of Acceptance for Series B Shares, and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(A), (a)(1)(B) and (a)(1)(C) is incorporated herein by reference. The U.S. Offer to Purchase and the related documents contain important information that you should read before making any decision in connection with the U.S. Offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address

The name of the subject company to which this Statement relates is Industrias Bachoco S.A.B. de C.V. a publicly-held corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Bachoco” or the “Company”). The principal executive office of Bachoco is located at Avenida Tecnológico 401, Ciudad Industrial, zip code 38010, Celaya, State of Guanajuato, Mexico. The telephone number of Bachoco’s principal executive office is +52 (461) 618 3500 or +52 (461) 618 3555.

(b) Securities

The class of equity securities to which this Statement relates are the Shares, which are comprised of Bachoco’s Series B Shares and the ADSs of Bachoco. The Series B Shares are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) (the “BMV”) under the symbol “BACHOCO”. The Series B Shares are also listed and traded in the United States on the New York Stock Exchange (the “NYSE”) in the form of ADSs under the symbol “IBA.”

(c) Trading market and price

As of December 31, 2021, the Company’s authorized capital stock consisted of 600,000,000 shares, represented by 600,000,000 Series B Shares, fully paid and each without par value. In addition, as of December 31, 2021, 599,380,457 Series B Shares were issued and outstanding and 619,543 Series B Shares were authorized, unsubscribed and held in treasury.

The following table sets forth, for each of the fiscal quarters indicated, the high and low sales prices for Series B Shares on the Mexican Stock Exchange as reported by published financial sources.

	Trading Price (MX$)
	High	Low
2020
First Quarter	82.40	58.76
Second Quarter	69.93	60.81
Third Quarter	70.38	63.91
Fourth Quarter	75.48	64.55
2021
First Quarter	73.60	67.16
Second Quarter	77.89	68.04
Third Quarter	78.00	70.47
Fourth Quarter	75.53	68.29
2022
First Quarter	77.72	64.93
Second Quarter	78.17	68.56
Third Quarter	80.00	69.97
Fourth Quarter (through October 5, 2022)	78.01	77.77

The following table sets forth, for each of the fiscal quarters indicated, the high and low sales prices for ADSs on the NYSE as reported by published financial sources.

	Trading Price (US$)
	High	Low
2020
First Quarter	52.70	28.67
Second Quarter	39.01	29.84
Third Quarter	39.75	34.20
Fourth Quarter	45.28	36.23
2021
First Quarter	44.66	38.30
Second Quarter	47.60	39.73
Third Quarter	47.11	42.17
Fourth Quarter	44.36	39.46
2022
First Quarter	46.72	37.36
Second Quarter	47.25	39.70
Third Quarter	48.13	40.56
Fourth Quarter (through October 5, 2022)	46.71	46.25

On March 24, 2022, the last full trading day before the Offeror publicly announced its intention to launch the Offers, which was disclosed to the investing public on March 25, 2022, the closing price of the Series B Shares reported on the Mexican Stock Exchange was Ps.66.54 per Series B Shares and the closing price of the ADSs reported on the NYSE was $39.75 per ADS. On October 5, 2022, the last full trading day before publication of the U.S. Offer to Purchase, the closing price of the Series B Shares reported on the Mexican Stock Exchange was Ps77.77 per Series B Share and the closing price of the ADSs reported on the NYSE was $46.25 per ADS. All holders are urged to obtain a current market price for the Series B Shares and ADSs.

(d) Dividends

The declaration, payment and amount of any dividend are considered and proposed by the Company’s Board and approved at the Company’s general shareholders’ meeting by the affirmative vote of a majority of the Company’s shareholders as discussed in more detail in the Company’s 2021 Form 20-F. On April 27, 2022, at the Company’s annual shareholder meeting, the Board authorized the payment of a dividend amounting to Ps.1.64 per share (Ps.19.68 per ADS). Such dividend was paid in two equal installments, with Ps.0.82 per share (Ps.9.84 per ADS) paid to shareholders of the Company on May 18, 2022 and a further Ps.0.82 per share (Ps.9.84 per ADS) paid to shareholders of the Company on July 13, 2022.

(e) Prior public offerings

Not applicable.

(f) Prior stock purchases

Not applicable.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is Bachoco, which is the subject company to which this Statement relates. Bachoco’s name, business address and business telephone number are set forth in Item 1 above.

Tender Offer and Transaction.

This Statement relates to the U.S Offer to Purchase, which is described in the Introduction above. The information set forth in the U.S. Offer to Purchase is incorporated by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions

Not applicable.

(b) Significant corporate events

On March 25, 2022, the Offeror, in which current shareholders of the Robinson Bours family participate, communicated to the Board its intention to initiate the process to launch a voluntary tender offer for up to all of the outstanding shares of Bachoco, including shares represented by ADSs, which are not owned directly or indirectly by such shareholders or their affiliates.

In April 2022, an ad hoc committee of the Board was formed, comprised exclusively of independent members of the Board in connection with the aforementioned Offers. The ad hoc committee engaged FTI Capital Advisors, LLC (“FTICA”), a wholly owned subsidiary of FTI Consulting, Inc. (NYSE: FCN) (“FTI”), as an independent expert, to render its opinion to the Board as to whether the U.S. Offer Price to be paid by the Offeror in the Offers was fair, from a financial point of view, to the holders of Shares, other than Excluded Shares (“Fairness Opinion”).

On June 17, 2022, the ad hoc committee held a follow-up meeting at which representatives of FTICA presented their preliminary perspectives as of the date of that meeting, while awaiting the commencement of the Offers.

On September 19, 2022, the ad hoc committee held a meeting at which representatives of FTICA rendered its Fairness Opinion to the Board as of the date of such meeting, as subsequently confirmed in writing on and as of such date. Given the delay in the commencement of the Offers, the ad hoc committee considered that it was prudent and consistent with Bachoco’s historical transparency and corporate integrity to publish FTICA’s Fairness Opinion and communicate it to the public.

Consequently, on September 19, 2022, the ad hoc committee received FTICA’s Fairness Opinion. Subject to the qualifications and assumptions on which it is based and the exceptions and limitations set forth therein, FTICA’s Fairness Opinion states that it is of the opinion, as of the date thereof, that the U.S. Offer Price to be paid by the Offeror in the Offers is fair, from a financial point of view, to the holders of Shares, other than Excluded Shares. FTICA expressed no view as to, and FTICA’s Fairness Opinion does not address, any other terms or other aspects or implications of the Offers, and the foregoing description of FTICA’s Fairness Opinion is qualified in its entirety by reference to the full text of its Fairness Opinion, which is incorporated herein by reference.

Based on FTICA's Fairness Opinion, among other things, Bachoco's ad hoc committee considered the U.S. Offer Price, as announced on March 25, 2022, to be reasonable from a financial point of view, and therefore fair, to the Company's shareholders and determined to inform the full Board so that the latter, in turn, may issue its opinion, pursuant to the provisions of Article 101 of the Ley del Mercado de Valores (the "Mexican Securities Market Law") and other applicable provisions.

In addition, the members of the ad hoc committee considered that the decision of a shareholder as to whether or not to tender its Shares in the Offers, if launched, and, if so, how many Shares to tender, is a personal investment decision based upon such individual shareholder’s particular circumstances. Accordingly, each shareholder is urged to make its own decision as to whether to tender its Shares in the Offers and, if so, how many Shares to tender, based on all available information, including the shareholder’s investment objectives, the recent market prices of the relevant Shares, the shareholder’s own views as to Bachoco’s prospects and outlook and any other factors that the shareholder deems relevant to its investment decision.

On September 28, 2022, the Board met regarding the intention of the Offeror to make the Offers. In this regard, the Board, taking into account its analysis, considered that the proposed price to be paid by the Offeror in the Offers is fair, from a financial point of view, for the Company's shareholders.

The members of the Board, who are also shareholders of the Company, stated their decision, and informed about the decision of their related parties, to participate in the Offers, if made in the announced terms, with respect to the shares held by the investing public, if any, and assuming that the economic and market circumstances in general are maintained. The Chief Executive Officer of the Company, Engr. Rodolfo Ramos Arvizu, stated that he is not a shareholder of the Company.

The members of the Board stated that they did not consider that there are any conflicts of interest with respect to the Offers and the members of the Board, part of the Bours family and related parties, they previously stated that with respect to the Offeror in the Offers, there would be a direct conflict of interest, but that they do not consider that there is a direct conflict of interest with respect to the opinion of the Board with respect to the price of the Offers. However, in order to avoid possible perceptions of a conflict of interest, the proprietary and alternate directors, members of the Bours family and related parties, decided to abstain from participating and being present at the deliberation and voting.

On October 6, 2022, the Offeror communicated to the Board the commencement of a voluntary tender offer to purchase up to all of the outstanding Shares, including shares represented by ADSs, other than Excluded Shares, representing approximately 27% of the outstanding capital stock of Bachoco, at a price of Ps. 81.66 per Series B Share or Ps. 979.92 per ADS, payable in cash and in Mexican currency. The Offers are being conducted concurrently in Mexico and the United States of America. The Offers comprised (i) the Mexican Offer and (ii) the U.S. Offer.

(c) Negotiations or contacts

Not applicable.

(d) Conflicts of interest

The members of the Board, present at the deliberation held on September 28, 2022, stated that they do not consider that there are any conflicts of interest with respect to the Offers and the members of the Board, part of the Bours family and related parties, they previously stated that with respect to the Offeror in the Offers, there would be a direct conflict of interest, but that they do not consider that there is a direct conflict of interest with respect to the opinion of the Board with respect to the price of the Offers. However, in order to avoid possible perceptions of a conflict of interest, the proprietary and alternate directors, members of the Bours family and related parties, decided to abstain from participating and being present at the deliberation and voting.

(e) Agreements involving the subject company's securities

Not applicable.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Bachoco is a Mexican company and Mexican law governs the duties and obligations of the Board.

Under Mexican law, within ten Mexican business days after the commencement date of the Mexican Offer, the Board is required to prepare and disclose, with the prior opinion of the competent committee of the Board, (i) an opinion on the price of the Mexican Offer, (ii) any conflicts of interests which each of the board members may have in connection with the Mexican Offer, and (iii) if any member of the Board or the chief executive officer of the Company will tender his or her Series B Shares as part of the Mexican Offer. The CNBV may require Offeror to extend the term of the Mexican Offer or reduce the time within which the Company’s Board must disclose the opinion described in (i) above, which may also be accompanied by a fairness opinion issued by a financial advisor. In addition, under U.S. law, within ten business days after the commencement date of the U.S. Offer, the Company is required to file with the SEC and distribute to its shareholders a Solicitation/Recommendation Statement on Schedule 14D-9 stating whether it recommends in favor of the U.S. Offer, recommends against the U.S. Offer, expresses no position and remains neutral in connection with the U.S. Offer or expresses that it is unable to take a position regarding the U.S. Offer. In each case the Company’s Board is required to explain the reasons for its position.

On March 25, 2022, the Offeror, in which current shareholders of the Robinson Bours family participate, communicated to the Board its intention to initiate the process to launch a voluntary tender offer for up to all of the outstanding Shares, other than Excluded Shares.

In April 2022, an ad hoc committee of the Board was formed, comprised exclusively of independent members of the Board in connection with the aforementioned Offers. The ad hoc committee engaged FTICA, as an independent expert, to render its opinion to the Board as to whether the U.S. Offer Price to be paid by the Offeror in the Offers was fair, from a financial point of view, to the holders of Shares, other than Excluded Shares.

On June 17, 2022, the ad hoc committee held a follow-up meeting at which representatives of FTICA presented their preliminary perspectives as of the date of that meeting, while awaiting the commencement of the Offers.

On September 19, 2022, the ad hoc committee held a meeting at which representatives of FTICA rendered its Fairness Opinion to the Board as of the date of such meeting, as subsequently confirmed in writing on and as of such date. Given the delay in the commencement of the Offers, the ad hoc committee considered that it was prudent and consistent with Bachoco’s historical transparency and corporate integrity to publish FTICA’s Fairness Opinion and communicate it to the public.

Consequently, on September 19, 2022, the ad hoc committee received FTICA’s Fairness Opinion. Subject to the qualifications and assumptions on which it is based and the exceptions and limitations set forth therein, FTICA’s Fairness Opinion states that it is of the opinion, as of the date thereof, that the U.S. Offer Price to be paid by the Offeror in the Offers is fair, from a financial point of view, to the holders of Shares, other than Excluded Shares. FTICA expressed no view as to, and the Fairness Opinion does not address any other terms or other aspects or implications of the Offers.

Based on FTICA's Fairness Opinion, among other things, Bachoco's ad hoc committee considered the U.S. Offer Price, as announced on March 25, 2022, to be reasonable from a financial point of view, and therefore fair, to the Company's shareholders and determined to inform the full Board of the Company so that the latter, in turn, may issue its opinion, pursuant to the provisions of Article 101 of the Mexican Securities Market Law (“LMV”) and other applicable provisions.

In addition, the members of the ad hoc committee considered that the decision of a shareholder as to whether or not to tender its shares owned in Bachoco pursuant to the Offers, if launched and, if so, how many shares to tender, is a personal investment decision based upon such individual shareholder’s particular circumstances. Accordingly, they urged shareholders to make its own decision as to whether to tender its shares in the Offers and, if so, how many shares to tender, based on all available information, including the shareholder’s investment objectives, the recent market prices of the relevant shares, the shareholder’s own views as to Bachoco’s prospects and outlook and any other factors that the shareholder deems relevant to its investment decision.

On September 28, 2022, the Board met regarding the intention of the Offeror to make the Offers. In this regard, the Board, taking into account its analysis, considered that the proposed price to be paid by the Offeror in the Offers is fair, from a financial point of view, for the Company's shareholders.

The members of the Board, who are also shareholders of the Company, stated their decision, and informed about the decision of their related parties, to participate in the Offers, if made in the announced terms, with respect to the shares held by the investing public, if any, and assuming that the economic and market circumstances in general are maintained. The Chief Executive Officer of the Company, Engr. Rodolfo Ramos Arvizu, stated that he is not a shareholder of the Company.

The members of the Board, stated that they did not consider that there are any conflicts of interest with respect to the Offers and the members of the Board, part of the Bours family and related parties, they previously stated that with respect to the Offeror in the Offers, there would be a direct conflict of interest, but that they do not consider that there is a direct conflict of interest with respect to the opinion of the Board with respect to the price of the Offers. However, in order to avoid possible perceptions of a conflict of interest, the proprietary and alternate directors, members of the Bours family and related parties, decided to abstain from participating and being present at the deliberation and voting.

On October 6, 2022, the Offeror communicated to the Board, the commencement of a voluntary tender offer to purchase up to all of the outstanding Shares, including shares represented by ADSs, other than Excluded Shares, representing approximately 27% of the outstanding capital stock of Bachoco, at a price of Ps. 81.66 per Series B Share or Ps. 979.92 per ADS, payable in cash and in Mexican currency. The Offers are being conducted concurrently in Mexico and the United States of America. The Offers comprised (i) the Mexican Offer and (ii) the U.S. Offer.

(a) Solicitation or Recommendation

The Board, acting on behalf of Bachoco, expresses no opinion and remains neutral with respect to the Offers. The Board has not made a determination as to whether the Offers are in the best interests of the holders of the Shares and makes no recommendation as to whether the holders of Shares should accept the Offers and tender their Shares (and, if so, how many Shares to tender) or reject the Offer and not tender their Shares.

The Board has determined that the decision of a shareholder as to whether or not to tender its Shares in the Offers and, if so, how many Shares to tender, is a personal investment decision based upon such individual shareholder’s particular circumstances.

Accordingly, the Board urges each shareholder to make its own decision as to whether to tender its Shares in the Offers and, if so, how many Shares to tender, based on all available information, including the shareholder’s investment objectives, the recent market prices of the Shares, the shareholder’s own views as to Bachoco’s prospects and outlook, and any other factors that the shareholder deems relevant to its investment decision.

Each shareholder should carefully read this Statement, the Offers, the Letter of Transmittal and the other materials related to the Offers before making any decision regarding tendering its Shares in the Offers. In addition, shareholders should review Bachoco’s financial and other information set forth in its most recent annual report on Form 20-F filed by the Company with the SEC on April 29, 2022, in the Form 6-K filed by the Company with the SEC on July 27, 2022 and in the other reports filed by the Company with the SEC. The Board also urges each shareholder to consult with its financial, tax and legal advisors regarding the Offers.

(b) Reasons for the Board’s Position

Under the applicable provisions of the LMV relating to tender offers for publicly-listed shares, the board of directors of a company whose shares are the subject of a tender offer is required to formulate an opinion with respect to the offer price, with the prior opinion of the competent committee, and to communicate its opinion to the company’s shareholders within ten days of the commencement of the tender offer. However, Mexican law does not require the board of directors to make any recommendation to shareholders whether or not to accept any tender offer and permits the board of directors to remain neutral with respect to that decision. In order to provide such opinion and make such recommendation, the Board retained FTICA to provide an opinion to and for the sole benefit of the Board as to whether the U.S. Offer Price to be paid by the Offeror in the U.S. Offer is fair, from a financial point of view, to the holders of Shares, other than Excluded Shares.

The factors that the Board believed were in favor of expressing no opinion and remaining neutral with respect to the Offer are described below.

FTICA Fairness Opinion

The Fairness Opinion was rendered orally to the Board and the ad hoc committee on September 19, 2022 and was confirmed by delivery of a written opinion to the Board dated the same date. As further described below in the section entitled “Summary of Fairness Opinion”, the Fairness Opinion was rendered by FTICA to the Board for the information and sole benefit of the Board (in its capacity as such) and addressed only the fairness, as of the date of such opinion, from a financial point of view, of the U.S. Offer Price to the holders of the Shares, other than Excluded Shares.

The full text of the Fairness Opinion is available in Bachoco’s report on Schedule 14D-9, as filed with the SEC on September 20, 2022, and is incorporated herein by reference. The Fairness Opinion sets forth the assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by FTICA in rendering the Fairness Opinion. The description of the Fairness Opinion set forth below is qualified in its entirety by reference to the full text of the Fairness Opinion. Bachoco encourages you to read the Fairness Opinion in its entirety.

Summary of Fairness Opinion

The Fairness Opinion was rendered to the Board for the information and sole benefit of the Board (in its capacity as such) on September 19, 2022, and addressed only the fairness, from a financial point of view, of the U.S. Offer Price to the holders of Shares, other than Excluded Shares. FTICA did not express any view on, and the Fairness Opinion did not address, any other term or aspect of the Offers. The Fairness Opinion did not in any manner address the prices at which the Shares would trade at any time, and FTICA expressed no opinion or recommendation as to whether the holders of Shares should tender their Shares into, or take any other actions in connection with, the Offers.

FTICA relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information and data furnished to or disclosed to it by Bachoco’s management (“Management”) (including any materials prepared by third parties and provided to FTICA by Management, provided to FTICA on behalf of Management, or obtained by FTICA at the suggestion of Management), or that were reviewed by it, and FTICA did not assume any responsibility or liability for independently verifying such information. FTICA further relied upon the assurances of Management that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading in any material respect as of the date of its opinion. FTICA assumed, with the consent of Bachoco, that financial forecasts covering Bachoco’s financial performance for the period January 1, 2022 through December 31, 2024 prepared on November 17, 2021 by HR Ratings, as reflected in its report dated June 30, 2022 (the “HR Ratings Forecasts”) had been reasonably prepared. FTICA also assumed, with the consent of Bachoco, that financial forecasts covering Bachoco’s financial performance for the period January 1, 2022 through December 31, 2024 prepared on August 10, 2022 by J.P. Morgan (the “JPM Forecasts” and, together with the HR Ratings Forecasts, the “Forecasts”) had been reasonably prepared. FTICA assumed no responsibility for, and expressed no view as to, the Forecasts, or the estimates or the assumptions on which each of them is based. In arriving at its opinion, FTICA did not conduct a physical inspection of Bachoco and did not make or obtain any valuations or appraisals of the assets or liabilities of Bachoco. The Fairness Opinion is based upon financial, market, economic and other conditions as they existed on, and can be evaluated as of, the date of its opinion, including reported market prices and trading history of the Shares and of other relevant companies through September 14, 2022. FTICA assumed no responsibility for updating or revising the Fairness Opinion based on events or circumstances that may occur after the date of the Fairness Opinion. Furthermore, FTICA did not evaluate, and did not opine on, the solvency of Bachoco under any laws relating to bankruptcy, insolvency or similar matters, whether prior to or following the consummation of the Offers.

FTICA assumed that the accuracy of the disclosures contained in the offer documents and the other definitive documents, that any covenants contained in the definitive documents are reasonably likely to be performed, and that the Offers will be consummated promptly, and without waiver, modification or amendment of any material terms or conditions set forth in the offer documents and other definitive documents reviewed by it. FTICA also assumed that all material governmental, regulatory and third-party approvals, consents and authorizations and releases necessary for the consummation of the Offers will be obtained prior to completion of the Offers and within the time frames reasonably contemplated by the parties to the Offers. FTICA did not express any opinion as to legal, regulatory, tax or accounting matters, and assumed that Bachoco has obtained or will obtain such opinions, counsel and interpretations regarding such matters from the appropriate professional sources.

Summary of Financial Analysis

The summary below of the financial analyses of FTICA is not a complete description of the Fairness Opinion or the underlying analyses, or of the factors considered in connection with, the Fairness Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. FTICA arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, FTICA believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and such firm’s opinion.

In its analysis, FTICA considered country-specific conditions, industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Bachoco. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the results of any particular analysis.

The estimates contained in the analyses of FTICA and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses of FTICA are inherently subject to substantial uncertainty.

The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, FTICA. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, FTICA was directed to rely upon the Forecasts.

Discounted Forecast Analysis

FTICA performed a Discounted Forecast Analysis (“DF Analysis”) of Bachoco based on estimates of the free cash flow to firm (“FCFF”) derived from the Forecasts to calculate a range of implied equity values (net of interest-bearing debt) per Series B Share as of September 19, 2022, noting that the HR Ratings Forecasts represent a conservative perspective in Bachoco’s view and the JPM Forecasts represent an optimistic perspective in Bachoco’s view, as indicated by Management. In performing the DF Analysis, FTICA applied a range of discount rates of 14.5% to 15.5% against the FCFF forecasted to be generated by Bachoco through December 31, 2024, as presented in the Forecasts, with such discount rates representing a weighted average cost of debt and equity capital (“WACC”) calculation for Bachoco.

FTICA determined the WACC utilized in the DF Analysis from a combination of (a) the capital asset pricing model to determine the cost of equity (“Ke”) and (b) cost of debt (“Kd”) based on Bachoco’s actual cost of debt and levels of leverage based on a combination of industry and Bachoco measures. Regarding the determination of Ke, FTICA utilized the capital asset pricing model drawing upon information from a group of companies (the Mexican Guideline Public Companies, or “MX GPCs”) with equity that is publicly traded on the Bolsa Mexicana de Valores stock exchange. In determining the Ke applied in the DF Analysis, FTICA obtained publicly available data covering the MX GPCs, the unlevered five-year asset beta of Bachoco, the most recent betas of the food processing industry observed in the U.S., emerging markets and globally, equity market risk premium and country specific risk premium for Mexico as published by Aswath Damodaran and yields for the 20-year Mexican treasury bonds. In applying the WACC, FTICA calculated an estimated terminal value for Bachoco developed using a terminal growth rate of 2.5% to 3.5% for the HR Ratings Forecasts and 3.5% to 4.5% for the JPM Forecasts, based on FTICA’s professional judgment and experience. This analysis resulted in a range of implied equity values of Ps. 61.89 to Ps. 67.39 per Series B Share using the DF Analysis based on the FCFF estimates presented in the HR Ratings Forecasts and a range of implied equity values of Ps. 65.39 to Ps. 71.55 per Series B Share using the FCFF estimates presented in the JPM Forecasts, taking into account (i) an assumed cash and other non-operating asset balance of approximately Ps. 17.8 billion, estimated by benchmarking Bachoco's cash balance as of June 30, 2022, as a percentage of last twelve month (“LTM”) revenue, against U.S.-based food processing businesses (“U.S. GPCs”), (ii) an assumed debt position, as provided by Management, of approximately Ps. 3.0 billion as of June 30, 2022, and (iii) the number of fully diluted Series B Shares outstanding as of September 19, 2022, as provided by Management.

Dividend Discount Analysis

FTICA considered the additional income approach of a dividend discount analysis based on estimates of dividend payments to Bachoco shareholders as reflected in each of the Forecasts to calculate a range of implied equity values per Series B Share as of September 19, 2022 to demonstrate the implied value available to shareholders in the absence of a control level transaction. With respect to the HR Ratings Forecasts, FTICA estimated dividend payments for each year as 20% of the prior year’s estimated net income, based on Management’s guidance. With respect to the JPM Forecasts, FTICA utilized estimated dividend payments for each year as presented in the JPM Forecasts. In performing the dividend discount analysis, FTICA applied a range of discount rates ranging from 16.0% to 18.0%, corresponding to the average cost of equity of MX GPCs and the independently derived weighted average cost of equity calculation for Bachoco described above, respectively, to the dividend payments expected to be made by Bachoco to its shareholders through December 31, 2024, inclusive of a terminal value developed using the terminal growth rates described above. This analysis resulted in a range of implied equity values of approximately Ps. 7.90 to Ps. 9.45 per Series B Share based on the estimated dividend payments using the HR Ratings Forecasts and a range of implied equity values of approximately Ps. 13.85 to Ps. 17.12 per Series B Share based on the dividend payments as presented in the JPM Forecasts.

Market Approach.

FTICA contrasted the findings from the above-referenced income approaches to its analyses against market approach analyses utilizing observed enterprise value-to-EBITDA and enterprise value-to-revenue market multiples associated with certain companies which FTICA determined, using its professional judgment and experience, to be comparable to Bachoco in order to calculate a range of implied equity values per Series B Share as of September 19, 2022. In performing such analyses, FTICA primarily relied on the MX GPCs and selected a range of market multiples applicable to Bachoco based on the comparative risk and expected growth of the MX GPCs relative to Bachoco. In addition, FTICA drew upon a regression analysis that specifically isolated risk and growth variables for each of the MX GPCs to finalize the range of multiples deemed applicable to Bachoco. Additionally, FTICA considered the market multiples of U.S. GPCs deemed by FTICA, using its professional judgment and experience, to be comparable to Bachoco, giving consideration to the unique nature of the trading markets for publicly traded Mexican companies which make it challenging to compare observed valuation multiples to similar companies outside of Mexico. FTICA compared the equity markets of Mexico and the U.S. and observed that Mexican companies consistently trade at a discount relative to comparable U.S. companies. FTICA considered the comparative risk and growth characteristics of Bachoco relative to the U.S. GPCs, drawing again upon a regression analysis isolating these factors, then overlayed the comparative equity market difference between Mexican and U.S. companies to account for the discount observed between companies trading in the Mexican and U.S. markets. In consideration of the above factors, FTICA applied LTM EBITDA and revenue metrics as of June 30, 2022 for Bachoco to multiples deemed applicable to Bachoco based on the regression analyses performed using the MX GPCs and the U.S. GPCs described above. This analysis resulted in a range of implied equity values of Ps. 62.90 to Ps. 71.38 per Series B Share and a range of implied equity values of Ps. 63.17 to Ps. 70.86 per Series B Share for the enterprise value-to-EBITDA and enterprise value-to-revenue analyses, respectively.

Summary of Additional Factors Observed by FTICA

FTICA observed certain additional factors that were not included as part of FTICA’s financial analysis, but were noted for reference purposes, including that the offer price of Ps. 81.66 represented a premium of approximately 20% over the average price per Series B Share for the 30-day period ended March 25, 2022 (the date on which the Offers were publicly announced).

Additional Information regarding FTICA

Bachoco has agreed to pay FTICA a fee of $425,000 for the delivery of the Fairness Opinion, the payment of which is not contingent upon the completion of the Transaction. Bachoco has also agreed to reimburse FTICA for its reasonable, actual documented expenses, including reasonable fees of FTICA’s counsel and other professional advisors, incurred in connection with FTICA’s engagement. In addition, Bachoco has agreed to indemnify FTICA and its affiliates, and its and their respective directors, officers, attorneys, agents, employees and controlling persons, against certain liabilities and expenses resulting from any claims related to or arising out of the Offers, the Transaction, or FTICA’s engagement for the Fairness Opinion.

In the two years prior to the date of the Fairness Opinion, neither FTICA nor any of its affiliates has provided financial advisory, investigative or other services to, or received any fees from, Bachoco. FTICA and its affiliates may seek to provide financial advisory and other services to Bachoco and its affiliates in the future and would expect to receive fees for providing such services.

(c) Intent to Tender

At the Board meeting held on September 28, 2022, the members of the Board, who are also shareholders of the Company stated their decision, and informed about the decision of their related parties, to participate in the Offers, if made in the announced terms, with respect to the shares held by the investing public, if any, and assuming that the economic and market circumstances in general are maintained. The Chief Executive Officer of the Company, Engr. Rodolfo Ramos Arvizu, stated that he is not a shareholder of the Company.

(e) Recommendations of others

To Bachoco’s knowledge, no person has made a recommendation either in support of or opposed to the Offers and the reasons for the recommendation other than as described herein.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations

Except as set forth in this Statement, neither Bachoco nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the holders of Shares on its behalf with respect to the Offers. Bachoco has not authorized anyone to give information or make any representation about the Offers that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, holders of Shares should not rely on any such other information.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities ownership

As of the date hereof, the Offeror does not own any outstanding shares of the Company.

Both the Offeror and the Family Trusts are controlled by members of the Robinson Bours Family. As of the date of the U.S. Offer to Purchase, the Robinson Bours Family owns, indirectly through the Family Trusts, 439,500,000 Series B Shares, representing approximately 73% of the issued and outstanding share capital of the Company, as follows:

(a)	Control Trust: identified with number F/000239, whose trustee is Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, División Fiduciaria, holds in the aggregate 312,000,000 Series B Shares, representing approximately 52% of the outstanding share capital of the Company; and

(b)	Placement Trust: identified with number F/000118, whose trustee is Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, División Fiduciaria, holds in the aggregate 127,500,000 Series B Shares, representing approximately 21% of the outstanding share capital of the Company.

The Offeror is making the Offers to acquire up to all of the outstanding Series B Shares not owned directly or indirectly by the Robinson Bours Family and/or its affiliates, which comprise 159,880,457 outstanding Series B Shares (including in the form of ADSs), representing approximately 27% of the Company’s outstanding share capital.

(b) Securities transactions

To the knowledge of Bachoco, no other transactions in the Shares have been effected by Bachoco or any of its affiliates, directors or executive officers during the past 60 days prior to the date of this Statement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes

Bachoco is not undertaking or engaged in any negotiations in response to the Offers which relate to (i) a tender offer or other acquisition of Shares by Bachoco, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Bachoco or its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of Bachoco or its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Bachoco. There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

(b) Use of securities acquired

Bachoco will not acquire securities pursuant to the Offers.

(c) Plans

Bachoco is not undertaking or engaged in any negotiations in response to the Offers which relate to (i) a tender offer or other acquisition of Shares by Bachoco, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Bachoco or its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of Bachoco or its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Bachoco. There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

The information contained in the exhibits referred to in Item 9 of this Statement is incorporated by reference herein.

(a)	Agreements, regulatory requirements and legal proceedings

The conduct of public offers in Mexico is regulated by the LMV and the rules issued by the CNBV, as supplemented or amended from time to time. The Offeror disclosed that, on October 5, 2022, the CNBV authorized the Offeror to proceed with carrying out the Mexican Offer.

(b)	Other material information

Not applicable.

ITEM 9. EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	US Offer to Purchase, dated October 6, 2022 (incorporated herein by reference to Exhibit (a)(i) to the Schedule TO of Offeror filed with the SEC on October 6th, 2022)
(a)(1)(B)	Form of Acceptance for Series B Shares (incorporated herein by reference to Exhibit (a)(ii) to the Schedule TO of Offeror filed with the SEC on October 6th, 2022)
(a)(1)(C)	ADS Letter of Transmittal (incorporated herein by reference to Exhibit (a)(iii) to the Schedule TO of Offeror filed with the SEC on October 6th, 2022)
(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(iv) to the Schedule TO of Offeror filed with the SEC on October 6th, 2022)
(a)(1)(E)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated herein by reference to Exhibit (a)(v) to the Schedule TO of Offeror filed with the SEC on October 6th, 2022)
(a)(1)(F)	Form of Letter to Clients for the use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated herein by reference to Exhibit (a)(vi) to the Schedule TO of Offeror filed with the SEC on October 6th, 2022)
(a)(1)(G)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated herein by reference to Exhibit (a)(vii) to the Schedule TO of Offeror filed with the SEC on October 6th, 2022)
(a)(1)(H)	Form of Letter to Clients for the use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated herein by reference to Exhibit (a)(viii) to the Schedule TO of Offeror filed with the SEC on October 6th, 2022)
(a)(1)(I)	Form of Withdrawal Letter (incorporated herein by reference to Exhibit (a)(ix) to the Schedule TO of Offeror filed with the SEC on October 6th, 2022)
(a)(1)(J)	Opinion of FTI Capital Advisors, LLC, dated September 19, 2022, previously attached as Exhibit 1.2 to the Schedule 14D-9 of Bachoco filed with the SEC on September 20, 2022, and incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Industrias Bachoco S.A.B. de C.V.

Date: October 19, 2022	By:	/s/ Daniel Salazar Ferrer, CFO